RESOLUTIONS OF THE BOARD OF MANAGERS (THE "BOARD") OF
                      OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.
                           (THE "FUND") APPROVING THE JOINT FIDELITY BOND

                  RESOLVED, that the Board, including a majority of the managers who are not "interested persons," as defined by the Investment Company Act of 1940, as amended (the "1940 Act") of the Fund (the "Independent Managers"), hereby determines that the joint fidelity bond (the "Fidelity Bond") covering any employee of the "insureds", as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under
                  Section 17(g) of the 1940 Act in the amount of $3 million is reasonable in form and amount, after having given due consideration to the value of the estimated aggregate initial assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Fund and the other named insureds; and further

                  RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which the Fund would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Fund not been named as a joint insured in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

                  RESOLVED, that the Board, including a majority of the Independent Managers, hereby approves the proposed Fidelity Bond and authorizes the payment by the Fund of its share of an annual premium not to exceed $15,000 on the Fidelity Bond, after giving due consideration to all relevant factors, including, but not limited to, the number of other insureds, the nature of the business of such other parties, the amount of the coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

                  RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1, the proper officers of the Fund be, and hereby are, authorized to take such actions as may be necessary to obtain the increase in the amount of the Fidelity Bond coverage to comply with such requirements; and further


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                  RESOLVED, that any officer of the Fund is hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act; and further

                  RESOLVED, that in order to define certain rights and responsibilities of the Fund with respect to recoveries under the Fidelity Bond, the proper officers of the Fund be, and hereby are, authorized and directed, in the name and on behalf of the Fund, to execute the Joint Insured Agreement, substantially in the form included as Exhibit 18B of the materials distributed in advance of this meeting (the "Meeting Materials"), with such changes as the proper officers of the Fund, in consultation with counsel, may determine to be necessary or appropriate.